

August 17, 2023

Fidji Simo
Chief Executive Officer
Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

> **Re: Maplebear Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted August 4, 2023**
> **CIK No. 0001579091**

Dear Fidji Simo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Performance in the Six Months Ended June 30, 2023, page 129

1. The grant-date fair value of equity table disclosed on page 134 indicates that the fair market value of your RSU decreased from $120.02 in 2021 to $35.72 in the first half of 2023. Please provide us a quantified explanation for the decrease in your RSU fair market value. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations used for your share-based transactions leading up to the IPO and the estimated offering price.

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Jon Avina